Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources" or the “Company”)

Jersey, Channel Islands, 7 June 2017

DIRECTOR’S DISPOSAL OF SHARES

Randgold Resources announces that Graham Shuttleworth, a director of the Company, notified the Company on 6 June 2017 of the sale of 7 000 ordinary shares in the Company (the “Shares”) which took place on the same day, at a price of £76.97 per Share.

Following the disposal of Shares notified above, Graham Shuttleworth’s shareholding in the Company is now 85 408 Shares or 0.09% of the current issued share capital of the Company.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 7711338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com